SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
October 19, 2016

VIA EDGAR Asen Parachkevov, Esq. Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Pathway Energy Infrastructure Fund, Inc. File Nos. 333-186877 and 811-22807
Dear Mr. Parachkevov:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 13, 2016 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the statement of additional information (the “Statement of Additional Information”) included therein.

1.
With regard to the Fund’s liquidity strategy, confirm the timeframe in which the Fund plans to pursue a liquidity event for its stockholders and that the disclosure in the Prospectus consistently explains this timeframe.

Response: The Fund intends to pursue a liquidity event for its stockholders immediately following the completion of the offering of its shares of common stock pursuant to the Registration Statement (the “Offering”). The Offering commenced upon the Staff declaring the Registration Statement effective on September 2, 2014. As disclosed in the Prospectus, the Fund intends to continue the Offering for three years. Accordingly, the Offering will be completed, unless extended by the Fund’s board of directors, in September 2017. The earliest date that stockholders can expect the Fund to complete a liquidity event is in 2017, as noted on the Prospectus cover page. However, as the Fund notes in the Prospectus, the Fund expects that it may take up to three years from the completion of the Offering to complete a liquidity event. The

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.
October 19, 2016

Fund confirms that the disclosure in the Prospectus consistently describes the Fund’s liquidity strategy.

2.
With regard to the Fund’s anticipated use of proceeds, confirm that the Fund will seek its stockholders’ consent to a change of investment objective if the Fund is unable to invest the net proceeds of the Offering in accordance with its investment objectives within six months of receiving such proceeds, as required by Guide 1 to Form N-2.

Response: The Fund confirms that it will seek such shareholder approval in accordance with Guide 1 to Form N-2 if it is unable to invest the net proceeds of the Offering within six months of its receipt thereof.

3.	Confirm that the Fund settles amounts due to the Fund from the Adviser and amounts due to the Adviser from the Fund in a timely manner.

Response: The Fund confirms that such amounts are settled in a timely manner.

4.
Confirm whether the Fund has the intention to issue preferred stock or convertible debt securities or new debt securities in the twelve months following the effectiveness of the Registration Statement.

Response: The Fund advises the Staff that it does not presently intend to issue any preferred stock, convertible debt or debt securities in the twelve months following the effectiveness of the Registration Statement.

5.	In footnote 7 to the Fees and Expenses Table, clarify the source of borrowings reflected in the table and the average interest rate paid on such borrowings.

Response: The Fund has revised the disclosure accordingly.

6.	Confirm that the Fund’s board of directors has reviewed and approved the amount of administrative expenses allocated to the Fund.

Response: The Fund confirms that the amount of administrative expenses allocated to the Fund and reimbursable under the Administration Agreement with Prospect Administration LLC is reviewed periodically by the Fund’s board of directors, which oversees the allocation of the foregoing expenses, and that the Fund’s board of directors re-approve the Administration Agreement on an annual basis.

Asen Parachkevov, Esq.
October 19, 2016

7.
Confirm that the disclosure in the Prospectus with regard to the Fund’s intention to invest a percentage of its total assets in collateralized loan obligations is consistent with the Fund’s investment objective and consistently disclosed throughout the Prospectus.

Response: The Fund has revised the disclosure on page 2 of the Prospectus and confirms that such disclosure is consistent with the Fund’s investment objective and consistently disclosed throughout the Prospectus.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC